Suite 810 – 1708 Dolphin Ave.

Kelowna, B.C.

V1Y 9S4

Phone: 250-868-8177

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

February 20, 2007

PACIFIC ASIA CHINA ENERGY INC ANNOUNCES FINANCING

Pacific Asia China Energy Inc. (PACE) announces a non-brokered private placement unit financing for total proceeds of between a minimum of C $5,000,000 and a maximum of C $10,000,000.

The offering will consist of one unit at $.60 per unit. Each unit consists of one common share of PACE and one-half non-transferable common share purchase warrant. Each full warrant entitles the holder to purchase one common share of PACE at an exercise price of $.76 for a period of 24 months following the closing date of the financing. The warrants will not be listed on any Exchange.

All shares and warrants issued from this offering will be subject to a hold period of four months from the date of issuance. Proceeds will be used for the planned pilot drilling program at the Company’s Guizhou CBM project and for general working capital.

The private placement is subject to regulatory and TSX Venture Exchange approvals.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China. Common shares of Pacific Asia China Energy Inc. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

Ph: (403) 215-5979

"Devinder Randhawa"

skoyich@pace-energy.com

Devinder Randhawa, Chairman and CEO

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.